40-33

04051348

LORD ABBETT

RECEIVED NOV 30 2004 SEC MAIL PROCESSING WASH. D.C. 213 SECTION

November 29, 2004

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Filing of Documents with Commission in Civil Actions Pursuant to Section 33 of the Investment Company Act of 1940, as amended:**

- ***Lord Abbett Securities Trust All Value Portfolio (SEC File No. 811-07538)***
- ***Lord Abbett Bond-Debenture Fund, Inc. (SEC File No. 811-02145)***
- ***Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (SEC File No. 811-02924)***

Ladies/Gentlemen:

The "Lord Abbett Funds" were served with a summons and complaint naming the Lord Abbett Funds and certain other parties as defendants in a civil action in the Circuit Court of Mobil County, Alabama (the "Claim"). The Claim is based upon the alleged forgery of account documentation by a third-party in connection with the transfer of assets to/from accounts of the above-referenced funds. Pursuant to Section 33 of the Investment Company Act of 1940, as amended, copies of the summons, complaint and other pleadings/motions/orders were previously filed with the Commission. Attached hereto are copies of additional pleadings/motions/orders recently filed/issued in connection with the Claim.

Should you have any questions or comments concerning this matter, please call the undersigned at (201) 395-2267.

Very truly yours,

Paul A. Hilstad

Paul A. Hilstad,
Vice President and Secretary

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

PAH:ih
Attachments

cc: M. Chambers (Wilmer Cutler Pickering Hale & Dorr LLP)

Matthew McDonald

IN THE CIRCUIT COURT OF MOBILE COUNTY, ALABAMA.

| | | |
|---|---|---|
| GAYNELL M. VAN HOOF, | * | |
| Plaintiff, | * | CIVIL ACTION NUMBER |
| versus | * | CV-2003-3643 |
| LORD ABBETT FUNDS, et al., | * | |
| Defendants. | * | |

**ORDER**

This matter came on for hearing on Lord Abbett & Co. and State Street Bank & Trust's motion to deposit funds into Court in the amount of One Hundred Sixteen Thousand Seven Hundred Ninety Seven and 59/100ths Dollars ($116,797.59) on this date, and all counsel being present, the motion is due to be and is hereby GRANTED, without objection. Accordingly, Lord Abbett & Co. and State Street Bank & Trust are hereby directed to forthwith deposit funds in the amount of One Hundred Sixteen Thousand Seven Hundred Ninety Seven and 59/100ths Dollars ($116,797.59) with the Clerk of the Circuit Court of Mobile County, and the Clerk of the Circuit Court of Mobile County is hereby directed to accept those funds and the Clerk may invest the check into an interest-bearing account pending further orders of this Court as to the ownership of said funds.

The Motion to Intervene in this action of Rowena S. Van Hoof also came on for hearing on this date, with all counsel present and the Court determines the Motion to Intervene is due to be and is hereby GRANTED to the extent Rowena S. Van Hoof is allowed to intervene in this case, without objection.

Dated: October 26, 2004

James C. Wood

JUDGE JAMES C. WOOD
CIRCUIT JUDGE

IN THE CIRCUIT COURT OF MOBILE COUNTY, ALABAMA

| | | |
|---|---|---|
| **GAYNELL M. VAN HOOF,** | * | |
| **Plaintiff,** | * | |
| **v.** | * | **CIVIL ACTION NUMBER CV-03-3643** |
| **LORD ABBETT FUNDS, et. al.,** | * | |
| **Defendants.** | * | |

**RESPONSE OF PLAINTIFF**
**TO COUNTERCLAIM/CROSS-CLAIM IN INTERPLEADER**

Comes now the Plaintiff, GAYNELL M. VAN HOOF, and for response to the Counterclaim/Cross-Claim in Interpleader filed by Lord Abbett All Value Fund, Lord Abbett Bond-Debenture Fund, Inc., Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively "LORD ABBETT"), and State Street Bank & Trust ("STATE STREET") states as follows:

1. Plaintiff admits that Rowena S. Van Hoof (Mrs. Van Hoof) claims ownership of certain funds now held in LORD ABBETT Account Number 240-2379244417 ("the account"), which were in fact owned by Rowena A. Van Hoof and which are an asset of the Estate of Rowena A. Van Hoof, deceased. Plaintiff admits that the parties have resolved the issue of ownership of the IRA but denies that the parties have fully resolved the issue of access to the IRA and asserts that LORD ABBETT has failed and refused to permit Plaintiff to access the IRA.

2. Plaintiff admits Rowena A. Van Hoof died on or about November 1, 2002.

Plaintiff admits that she claims ownership of the account, as set forth in her Complaint as last amended. Plaintiff denies that Mrs. Van Hoof is entitled to said funds. Plaintiff admits that LORD ABBETT has placed a Stop Transfer instruction on the account. Plaintiff admits that LORD ABBETT has wrongfully disallowed access to the account by Plaintiff. Plaintiff is without sufficient information to admit or deny the remaining allegations of paragraph two of the Counterclaim/Cross-Claim in Interpleader and accordingly said allegations are denied.

3. Plaintiff admits that LORD ABBETT and STATE STREET do not have any ownership interest in the LORD ABBETT account.

4. Plaintiff is without sufficient information to admit or deny the allegations regarding an account custodial agreement at LORD ABBETT. Plaintiff denies that she is obligated to indemnify LORD ABBETT or STATE STREET for any liability.

5. Plaintiff denies each and every allegation of the Counterclaim/Cross-Claim in Interpleader not specifically admitted herein.

**FIRST DEFENSE**

LORD ABBETT and STATE STREET are not due to be discharged from liability or payment of attorney's fees and costs upon payment of the funds into Court. The liability of said Defendants/Counter-Claimants is based on tort as well as contract.

**SECOND DEFENSE**

LORD ABBETT and STATE STREET are not due to be discharged from liability or payment of attorney's fees and costs upon payment of the funds into Court. The liability of said

Defendants/Counter-Claimants is not limited to their actions related to the account sought to be interplead.

## THIRD DEFENSE

LORD ABBETT and STATE STREET are not entitled to any attorney's fees or costs relating to the Lord Abbett account as the alleged indemnity agreement referred to by said Defendants/Counter-Claimants only relates to the IRA, not to the account sought to be interplead.

JOSEPH D. THETFORD (THE001)
Attorney for Plaintiff
1250 Dauphin Street
Mobile, Alabama 36604
(251) 433-7000

## CERTIFICATE OF SERVICE

I do hereby certify that I have this 1 day of November, 2004, served a copy of the foregoing upon the following by United States mail, properly addressed and first-class postage prepaid:

Matthew C. McDonald, Esquire
Miller, Hamilton, Snider & Odom, L.L.C.
Post Office Box 46
Mobile, Alabama 36601

Philip H. Partridge, Esquire
Andrew L. Smith, Esquire
Brown, Hudgens, P.C.
Post Office Box 16818
Mobile, Alabama 36616-0818

Joe Espy, III, Esquire
Flynn Mozingo, Esquire
Melton, Espy & Williams, P.C.
Post Office Drawer 5130
Montgomery, Alabama 36103

IN THE CIRCUIT COURT OF MOBILE COUNTY, ALABAMA

GAYNELL M. VAN HOOF, Individually and as Executrix of the ESTATE of ROWENA A VAN HOOF (also known as R.A. VAN HOOF), DECEASED,

Plaintiff,

v.

LORD ABBETT FUNDS, LORD ABBETT ALL VALUE FUND, LORD ABBETT BOND-DEBENTURE FUND, INC., and LORD ABBETT U.S. GOVERNMENT & GOVERNMENT SPONSORED ENTERPRISES MONEY MARKET FUND, INC. (hereinafter collectively referred to as "LORD ABBETT"), SCUDDER INVESTMENTS, SCUDDER DISTRIBUTORS, INC., SCUDDER INVESTMENTS SERVICE COMPANY and SCUDDER STRATEGIC INCOME FUND-A, (hereinafter collectively referred to as "SCUDDER"), STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., fictitious Defendants A, B, and/or C, whether singular or plural, are those other persons, corporations, or entities, whose fraud, suppression, conversion, breach of contract, breach of fiduciary duty, unauthorized payment, negligence, wantonness, violation of § 8-6-17, *Code of Alabama*, 1975, or other wrongful conduct contributed to or caused the injuries and damages to the Plaintiff, whose true and correct names are unknown to Plaintiff at this time, but will be substituted by amendment when ascertained; D, E, and/or F, the persons, corporations, or entities employing or for whom LORD ABBETT, SCUDDER, STATE STREET BANK & TRUST, ROBERT E. BURTON,

CIVIL ACTION NUMBER CV-03-3643

PLAINTIFF RESPECTFULLY REQUESTS TRIAL BY JURY.

**BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, and/or C, were acting as agents or employees; whose true and correct names are unknown to Plaintiff at this time, but will be substituted by amendment when ascertained, G, H, I, J, K, and/or L, whether singular or plural, those other persons, corporations or entities known as or doing business as LORD ABBETT, SCUDDER, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., or other legal entities that are the parent, subsidiary, predecessor, or successor in interest to any of the Defendants, named or fictitious, referred to herein whose identities are unknown at the present time but will be substituted by amendment when ascertained,**

**Defendants.**

<u>**SECOND AMENDED COMPLAINT**</u>

Comes now the Plaintiff, GAYNELL M. VAN HOOF, and amends the Complaint to: (1) more properly name the Defendant previously referred to as LORD ABBETT FUNDS by adding the following names:

LORD ABBETT ALL VALUE FUND;

LORD ABBETT BOND-DEBENTURE FUND, INC.; and

LORD ABBETT U.S. GOVERNMENT & GOVERNMENT SPONSORED ENTERPRISES MONEY MARKET FUND, INC. (together with LORD ABBETT FUNDS, collectively referred to as "LORD ABBETT"); and

(2) to more properly name the Defendant previously referred to as SCUDDER INVESTMENTS by adding the following names:

SCUDDER DISTRIBUTORS, INC.;

SCUDDER INVESTMENTS SERVICE COMPANY; and

SCUDDER STRATEGIC INCOME FUND-A (together with SCUDDER INVESTMENTS, collectively referred to as "SCUDDER"); and

(3) to more properly name the decedent, ROWENA A. VAN HOOF, who was also known as R.A. VAN HOOF; and (4) to make more corrections in former paragraph 14 (now ¶14), former paragraph 15 (now ¶15), and former paragraph 59a (now ¶61a).

## FACTUAL ALLEGATIONS

1. GAYNELL M. VAN HOOF is a resident of Mobile County, Alabama, over the age of 19 years. Plaintiff is the Executrix of the Estate of Rowena A. Van Hoof, deceased, (also known as R.A. VAN HOOF) and is the sole beneficiary of the Estate of Rowena A. Van Hoof. Rowena A. Van Hoof was a resident of Mobile County, Alabama, at all times relevant to this lawsuit, and died on November 1, 2002.

2. LORD ABBETT FUNDS, LORD ABBETT ALL VALUE FUND, LORD ABBETT BOND-DEBENTURE FUND, INC. and LORD ABBETT U.S. GOVERNMENT & GOVERNMENT SPONSORED ENTERPRISES MONEY MARKET FUND, INC. are corporations doing business in the State of Alabama at all times relevant to this lawsuit and are collectively referred to herein as LORD ABBETT.

3. SCUDDER INVESTMENTS, SCUDDER DISTRIBUTORS, INC., SCUDDER

INVESTMENTS SERVICE COMPANY, and SCUDDER STRATEGIC INCOME FUND-A are corporations doing business in the State of Alabama at all times relevant to this lawsuit and are collectively referred to herein as SCUDDER.

4. STATE STREET BANK & TRUST is a corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

5. ROBERT E. BURTON is an adult resident of Alabama. At all times relevant to this lawsuit, ROBERT E. BURTON was acting within the line and scope of his employment with Defendants, LORD ABBETT, SCUDDER, BURTON & ASSOCIATES, and CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L.

6. BURTON & ASSOCIATES is an Alabama corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

7. CADARET, GRANT & COMPANY, INC. is a Delaware corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

8. Fictitious Defendants, A, B, and/or C, whether singular or plural, are those other persons, corporations, or entities, whose suppression, conversion, unauthorized payment, breach of contract, breach of fiduciary duty, negligence, wantonness, violation of § 8-6-17, *Code of Alabama*, 1975, or other wrongful conduct contributed to or caused the injuries and damages to the Plaintiff, whose true and correct names are unknown to Plaintiff at this time, but will be substituted by amendment when ascertained.

9. Fictitious Defendants, D, E, and/or F, whether singular or plural, are those other persons, corporations, or entities employing or for whom the Defendants, LORD ABBETT, SCUDDER, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON &

ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, and/or C, were acting as agents or employees and whose true and correct names are unknown to the Plaintiff at this time, but will be substituted by amendment when ascertained.

10. Fictitious Defendants, G, H, I, J, K, and/or L, whether singular or plural, those other persons, corporations or entities known as or doing business as LORD ABBETT, SCUDDER, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC. or other legal entities that are the parent, subsidiary, predecessor, or successor in interest to any of the Defendants, named or fictitious, referred to herein whose identities are unknown at the present time but will be substituted by amendment when ascertained.

11. At the time of her death, Rowena A. Van Hoof was the owner of a LORD ABBETT IRA valued at approximately $75,000 ("the IRA"). Rowena A. Van Hoof had exercised dominion and control over this account from the time it was opened through the time of her last illness. Her estate was the proper beneficiary of said IRA. STATE STREET BANK & TRUST served as custodian for the IRA.

12. At the time of her death, Rowena A. Van Hoof was also the sole owner of an account at SCUDDER, account number 00000244312, valued at approximately $101,042.63 ("the SCUDDER account"). Rowena A. Van Hoof had exercised dominion and control over this account from the time it was opened through the time of her last illness.

13. ROBERT E. BURTON was the broker who opened and handled the SCUDDER account and the LORD ABBETT IRA for Rowena A. Van Hoof. He has also acted as a broker for Plaintiff and for Rowena S. Van Hoof ("Mrs. Van Hoof").

14. On or about October 22, 2002, Mrs. Van Hoof requested that the full amount of the SCUDDER account, which at that time was invested in SCUDDER STRATEGIC INCOME FUND-A, be paid to her by issuance of two checks made payable to Rowena A. Van Hoof. On information and belief, ROBERT E. BURTON, in his capacity as employee or agent for BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., SCUDDER, and LORD ABBETT assisted Mrs. Van Hoof with the documentation necessary to execute this request. One of the checks was in the amount of $100,000 and the second check was in the amount of $1,042.63. The name of the true owner of the account and the payee of the checks, Rowena A. Van Hoof, was forged as an endorsement on the checks. The check for $100,000 was deposited in an account which Mrs. Van Hoof owned with LORD ABBETT. Defendant, ROBERT E. BURTON, acting in his capacity as an agent or employee of BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., SCUDDER, and LORD ABBETT, executed this transaction, transferring the funds from Rowena A. Van Hoof's SCUDDER account to a LORD ABBETT account owned by Mrs. Van Hoof. LORD ABBETT, which had the signature of its customer, Rowena A. Van Hoof, on file, accepted the check with an invalid and unauthorized endorsement, for deposit into its account on November 4, 2002.

15. The two checks which redeemed the SCUDDER account were issued on a STATE STREET BANK & TRUST account. STATE STREET BANK & TRUST and/or SCUDDER paid the $100,000 and $1,042.63 checks over unauthorized endorsements on November 4, 2002.

16. On or about October 24, 2002, ROBERT E. BURTON, acting as agent for BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC. and LORD ABBETT, and with no authorization from Rowena A. Van Hoof, executed paperwork purporting to make Mrs. Van Hoof

the beneficiary of the IRA. The forged signature of Rowena A. Van Hoof was written upon that paperwork.

17. On or about February 28, 2003, LORD ABBETT and/or STATE STREET BANK & TRUST paid the proceeds of Rowena A. Van Hoof's IRA to Mrs. Van Hoof by depositing the proceeds in a LORD ABBETT account owned by Mrs. Van Hoof. Defendant, ROBERT E. BURTON, handled the transaction improperly transferring the IRA proceeds to Mrs. Van Hoof.

18. LORD ABBETT received a letter from Mrs. Van Hoof dated December 30, 2003, which stated that the IRA beneficiary had been changed in error. On or before February 5, 2004, LORD ABBETT re-titled the IRA in the name of Rowena A. Van Hoof, but LORD ABBETT has failed and refused to honor Plaintiff's request to re-title the IRA in her name or to permit Plaintiff to begin to make withdrawals in a timely manner as required by federal tax laws.

19. The wrongful conduct committed against Plaintiff by Defendants is part of a pattern or practice of fraud or other intentional wrongful conduct.

20. Plaintiff further alleges that (a) Defendants, LORD ABBETT, SCUDDER, STATE STREET BANK & TRUST, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, authorized and/or ratified the wrongful conduct complained of; and/or (b) Defendants, LORD ABBETT, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, knew or should have known of the unfitness of Defendant, ROBERT E. BURTON, but the Defendants, LORD ABBETT, SCUDDER, STATE STREET BANK & TRUST, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, continued to employ him, or use his services without proper

instruction and with a disregard of the rights or safety of others; and/or (c) the acts of BURTON were calculated to and did benefit said Defendants.

21. As a proximate consequence of Defendants' actions, Plaintiff was injured and damaged as follows:

a. She lost the value and use of the IRA and SCUDDER funds which were surrendered;

b. She will suffer adverse tax consequences as to the IRA;

c. She suffered mental anguish; and

d. She was otherwise injured and damaged.

**COUNT ONE**

22. Plaintiff adopts and realleges the allegations contained in paragraphs one through 21 as if fully set forth herein.

23. The actions of the Defendants as set forth above constituted breaches of contract with Rowena A. Van Hoof and Plaintiff.

24. As a proximate consequence of said breaches of contract, Plaintiff was injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, plus costs.

## COUNT TWO

25. Plaintiff adopts and realleges the allegations contained in paragraphs one through 24 as if fully set forth herein.

26. The actions of the Defendants as set forth above constituted negligence with regard to Rowena A. Van Hoof and Plaintiff.

27. As a proximate consequence of said negligence, Plaintiff was injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, plus costs.

## COUNT THREE

28. Plaintiff adopts and realleges the allegations contained in paragraphs one through 27 as if fully set forth herein.

29. The actions of the Defendants as set forth above constituted wantonness with regard to Rowena A. Van Hoof and Plaintiff.

30. As a proximate consequence of said wantonness, Plaintiff was injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

## COUNT FOUR

31. Plaintiff adopts and realleges the allegations contained in paragraphs one through 30 as if fully set forth herein.

32. Defendants possessed superior knowledge and under the facts and circumstances in this case were under a duty to disclose to Rowena A. Van Hoof and the Plaintiff all material facts involving the accounts of Rowena A. Van Hoof, including but not limited to the facts that an unauthorized request was made by someone other than Rowena A. Van Hoof to change the beneficiary of the IRA and an unauthorized request was made to redeem the SCUDDER account and that such requests were executed.

33. By failing to inform Rowena A. Van Hoof and the Plaintiff of said facts, Defendants caused the IRA and the SCUDDER account to be directed to one other than the owner or intended beneficiary of the accounts and caused the Plaintiff to be unable to access said accounts.

34. Defendants' failure to disclose to Rowena A Van Hoof and the Plaintiff material facts concerning the accounts was willful, and calculated to deceive Rowena A. Van Hoof and the Plaintiff, and concealed from Rowena A. Van Hoof and the Plaintiff that the accounts were being misdirected.

35. Defendants' conduct was gross, oppressive, malicious, and committed with the intent to injure and defraud Rowena A. Van Hoof and the Plaintiff.

36. As a proximate consequence of Defendants' wrongful acts, the Plaintiff was injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

## COUNT FIVE

37. Plaintiff adopts and realleges the allegations contained in paragraphs one through 36 as if fully set forth herein.

38. Defendants, LORD ABBETT, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., STATE STREET BANK & TRUST, A - L converted the IRA and the monies therein. LORD ABBETT has continued to refuse to permit Plaintiff to access said monies. Said Defendants' acts in doing so were gross, oppressive, malicious, and committed with the intent to injure the Plaintiff.

39. As a proximate consequence, the Plaintiff was injured and damaged as alleged in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., STATE STREET BANK & TRUST, A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

## COUNT SIX

40. Plaintiff adopts and realleges the allegations contained in paragraphs one through 39 as if fully set forth herein.

41. Defendants, LORD ABBETT, SCUDDER, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A - L converted the SCUDDER account and the monies therein. Said Defendants' acts in doing so were gross, oppressive, malicious, and committed with the intent to injure the Plaintiff.

42. As a proximate consequence, the Plaintiff was injured and damaged as alleged in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT, SCUDDER, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

**COUNT SEVEN**

43. Plaintiff adopts and realleges the allegations contained in paragraphs one through 42 as if fully set forth herein.

44. Defendants, LORD ABBETT, SCUDDER, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, wrongfully caused and allowed the payment over an unauthorized endorsement of the SCUDDER account.

45. As a proximate consequence, the Plaintiff was injured and damaged as alleged in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT, SCUDDER, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

## COUNT EIGHT

46. Plaintiff adopts and realleges the allegations contained in paragraphs one through 45 as if fully set forth herein.

47. Defendants, LORD ABBETT, SCUDDER, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., STATE STREET BANK & TRUST, A, B, C, D, E, F, G, H, I, J, K, and/or L, possessed superior knowledge and a had fiduciary duty to Rowena A. Van Hoof and the Estate and the Plaintiff and, under the facts and circumstances in this case, were under a duty to protect and preserve the assets of Rowena A. Van Hoof and the Estate, including but not limited to the IRA and the SCUDDER account.

48. Said Defendants breached their fiduciary duty to the Estate and the Plaintiff.

49. As a proximate result of said breach, the Plaintiff has been injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT, SCUDDER, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., STATE STREET BANK & TRUST, A, B, C, D, E, F, G, H, I, J, K, and/or L for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

## COUNT NINE

50. Plaintiff adopts and realleges the allegations against Defendants, LORD ABBETT, SCUDDER, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, contained in paragraphs one through 49 as if fully set forth herein.

51. Two or more of the Defendants entered into an agreement to defraud Rowena A. Van Hoof, the Estate and the Plaintiff, and to cover-up the fraud as aforesaid, committing two or more overt acts in furtherance of said conspiracy.

52. As a proximate result of the fraudulent scheme and cover-up as aforesaid, Plaintiff was injured and damaged as set forth in paragraph 21 above.

//

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT, SCUDDER, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

## COUNT TEN

53. Plaintiff adopts and realleges the allegations contained in paragraphs one through 52 as if fully set forth herein.

54. Defendants, LORD ABBETT, SCUDDER, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, wantonly and/or negligently hired, retained, supervised and/or monitored Defendants, ROBERT E. BURTON, A, B, and/or C.

55. As a proximate result of the wanton and/or negligent hiring, retention, supervision and/or monitoring by Defendants, LORD ABBETT, SCUDDER, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, as aforesaid, Plaintiff has been injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

**COUNT ELEVEN**

56. Plaintiff adopts and realleges the allegations contained in paragraphs one through 55 as if fully set forth herein.

57. Defendants, LORD ABBETT, SCUDDER, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, in connection with the redemption and sale of the SCUDDER account and the purchase by Mrs. Van Hoof of the LORD ABBETT account with the SCUDDER funds:

a. Employed a device, scheme, or artifice to defraud;

b. Made an untrue statement of material fact or omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

c. Engaged in an act, practice, or course of business which operated as a fraud on Rowena A. Van Hoof, the Estate of Rowena A. Van Hoof, and the Plaintiff.

58. As a proximate result of the above-described acts in violation of § 8-6-17(a) *Code of Alabama* (1975) by Defendants, LORD ABBETT, SCUDDER, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, Plaintiff, individually and as executrix of the Estate of Rowena A. Van Hoof, was injured and damaged as follows:

a. She lost the value and use of the SCUDDER funds which were surrendered;

b. She suffered mental anguish; and

c. She was otherwise injured and damaged.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs and attorney's fees.

//

**COUNT TWELVE**

59. Plaintiff adopts and realleges the allegations contained in paragraphs one through 58 as if fully set forth herein.

60. Defendants, LORD ABBETT, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, in connection with the change of beneficiary on the IRA and the payment of the proceeds of the IRA to Mrs. Van Hoof:

a. Employed a device, scheme, or artifice to defraud;

b. Made an untrue statement of material fact or omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

c. Engaged in an act, practice, or course of business which operated as a fraud on Rowena A. Van Hoof, the Estate of Rowena A. Van Hoof, and the Plaintiff.

61. As a proximate result of the above-described acts in violation of § 8-6-17(a) *Code of Alabama* (1975) by Defendants, LORD ABBETT, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, Plaintiff, individually and as executrix of the Estate of Rowena A. Van Hoof, was injured and damaged as follows:

a. She lost the value and use of the IRA funds;

b. She has and/or will in the future suffer adverse tax consequences;

c. She suffered mental anguish; and

d. She was otherwise injured and damaged.

//

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs and attorney's fees.

**COUNT THIRTEEN**

62. Plaintiff adopts and realleges the allegations against LORD ABBETT contained in paragraphs one through 61 as if fully set forth herein.

63. Defendant, LORD ABBETT, holds money, the IRA and the funds from the SCUDDER account, which belongs to Plaintiff or was improperly paid to LORD ABBETT because of mistake or fraud.

WHEREFORE, Plaintiff demands judgment against Defendant, LORD ABBETT, for compensatory damages in excess of the jurisdictional amount of this court, plus interest and costs.

JOSEPH D. THETFORD (THE001)
Attorney for Plaintiff
1250 Dauphin Street
Mobile, Alabama 36604
(251) 433-7000

**PLAINTIFF RESPECTFULLY DEMANDS A TRIAL BY JURY ON ALL CAUSES.**

## CERTIFICATE OF SERVICE

I do hereby certify that I have this 20th day of October, 2004, served a copy of the foregoing upon the following by United States mail, properly addressed and first-class postage prepaid:

Matthew C. McDonald, Esquire
Miller, Hamilton, Snider & Odom, L.L.C.
Post Office Box 46
Mobile, Alabama 36601

Philip H. Partridge, Esquire
Andrew L. Smith, Esquire
Brown, Hudgens, P.C.
Post Office Box 16818
Mobile, Alabama 36616-0818

Joe Espy, III, Esquire
Flynn Mozingo, Esquire
Melton, Espy & Williams, P.C.
Post Office Drawer 5130
Montgomery, Alabama 36103

**Please serve the Defendants, SCUDDER DISTRIBUTORS, INC., SCUDDER INVESTMENTS SERVICE COMPANY and SCUDDER STRATEGIC INCOME FUND-A, by certified mail as follows:**

SCUDDER DISTRIBUTORS, INC.
222 South Riverside Plaza
Chicago, Illinois 60606-5808

SCUDDER INVESTMENTS SERVICE COMPANY
222 South Riverside Plaza
Chicago, Illinois 60606-5808

SCUDDER STRATEGIC INCOME FUND-A
222 South Riverside Plaza
Chicago, Illinois 60606-5808